AM
3/11/03

SECUR MMISSION

03012214

CM

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2004
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49569

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Exane, Inc.

OFFICIAL USE ONLY
41784 FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

527 Madison Avenue, 26th. Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Scott Eveleth — (212) 634-5165
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 04 2003
WASH. D.C.
155

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

BB 3/21

EXANE, INC.
(A Wholly-Owned Subsidiary of Exane, S.A.)

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** For conditions of confidential treatment of certain portions of this filing, see 240.17a-15(e)(3)

AFFIRMATION

I, J. Scott Eveleth, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Exane, Inc. for the year ended December 31, 2002 are true and correct.

2·28·03

Signature Date

Treasurer and Chief Financial Officer

Title

STATE OF NEW YORK)
ss.
COUNTY OF NEW YORK)

J. Scott Eveleth appeared before me and swore that he had signed this affirmation for the Firm this 28th day of February 2003.

Maria V. Markovits

Notary Public

MARIA V. MARKOVITS
Notary Public - State of New York
No. 01MA6068756
Qualified in New York County
My Commission Expires Jan. 14, 2006

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Exane, Inc.

We have audited the statement of financial condition of Exane, Inc. (the "Company") as of December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of Exane, Inc. at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 23, 2003

EXANE, INC.

(A Wholly-Owned Subsidiary of Exane, S.A.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$10,762,058
Receivables:	
Customer	157,734
Affiliates	711,690
Broker, dealers and clearing organizations	2,095,505
Financial instrument owned	2,125,000
Note receivable (Note 3)	5,028,191
Furniture, equipment, and leasehold improvements - At cost (less accumulated depreciation and amortization of $892,955)	216,699
Prepaid and other assets	375,233
TOTAL ASSETS	$21,472,110

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 3,978,482
Payable to customers	1,489,342
Payable to broker dealers and clearing organizations	103,708
Total liabilities	5,571,532
COMMITMENTS AND CONTINGENCIES (Note 6)	
SHAREHOLDER'S EQUITY:	
Common stock, .01 par value, 1,000 shares authorized, issued and outstanding	10
Additional paid-in capital	4,999,990
Retained earnings	10,900,578
Total shareholder's equity	15,900,578
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$21,472,110

See notes to statement of financial condition.

EXANE, INC.
(A Wholly-Owned Subsidiary of Exane, S.A.)

NOTES TO STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2002

1. ORGANIZATION

Exane, Inc. (the "Company") is a wholly-owned subsidiary of Exane S.A. (the "Parent"). The Company is incorporated under the laws of the State of Delaware and is a broker dealer registered with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc. The primary function of the Company is to serve the French and other European investment needs of U.S. institutional investors and the U.S. investment needs of French and other European institutional investors. The Company deals primarily in securities of French issuers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash and cash equivalents primarily consist of short-term money market instruments. At December 31, 2002, such money market instruments totaled $2,000,000.

Furniture and Equipment - Furniture and equipment are carried at cost, less accumulated depreciation. Furniture and equipment are depreciated using the straight-line basis generally using estimated useful lives of three to five years.

Commission Revenues and Expenses - Commission revenues and related expenses from securities transactions are recorded on a trade date basis.

Interest Income - Interest income is earned on cash and money market investments based on the prevailing short-term market rates.

Income Taxes - The Company recognizes both the current and deferred tax consequences of all transactions recognized in the financial statements, calculated based on the provisions of enacted tax laws, including the tax rates in effect for current and future years. Valuation allowances are established for deferred tax assets when it is more likely than not, a probability level of more than 50%, that they will not be realized.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements - On November 25, 2002, the FASB issued FIN 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others - an Interpretation of FASB Statements No. 5,57, and 107 and Rescission of FASB Interpretation No. 34* FIN 45 requires certain disclosures be made by a guarantor about its obligations under certain guarantees issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial

recognition and measurement provisions of FIN 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosures are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of FIN 45 is not expected to have a material impact on the Company.

3. RELATED PARTY TRANSACTIONS

Substantially, all of commission revenue and clearance charges were received from or paid to the Parent, which acts as clearing broker for the Company and provides execution and settlement services for the European securities trades of the Company's U.S. customers.

On July 25, 2001, the Company entered into a two-year term loan agreement with the Parent. As of December 31, 2002, the loan balance had been increased up to the credit limit of $5,000,000. The loan is to be repaid by the Parent to the Company no later than August 11, 2003.

4. INCOME TAXES

The Company has recorded a deferred tax asset of $283,810, which primarily relates to timing differences in the recognition of expenses from the Phantom Share Ownership Plan.

5. EMPLOYER BENEFIT PLAN AND STOCK COMPENSATION PLAN

401(k) Retirement Plan - The Company maintains a 401(k) retirement plan (the "Plan") and a Defined Benefit Pension Plan covering substantially all of the employees of the Company. The Company's contribution to the Plan is based on a percentage of employees' contributions.

Defined Benefit Pension Plan - The Company maintains a defined benefit pension plan (the "Pension Plan"). The Pension Plan provides death and retirement benefits to all eligible employees. Employees must be 18 years old and have a minimum of one of service to be eligible for the Pension Plan.

A reconciliation of the beginning and ending balances of the benefit obligation is as follows:

Benefit obligation, beginning of year	$ 390,773
Service cost	190,637
Interest cost	25,060
Actuarial loss	85,421
Benefits paid	(65,535)
Benefit obligation, end of year	$ 626,356

A reconciliation of the beginning and ending balances of the fair value of plan assets is as follows:

Fair value, beginning of year	$ 337,680
Actual return on plan assets	(43,080)
Employer contribution	262,132
Benefits paid	(65,535)
Fair value, end of year	$ 491,197

The prepaid pension cost for fiscal 2002 is as follows:

Funded status	$ (135,159)
Unrecognized net actuarial loss	213,847
Unrecognized transition obligation	129,235
Prepaid pension cost	$ 207,923

The following table highlights assumptions used for fiscal 2002:

Discount rate	7.00 %
Expected return on plan assets	9.00 %
Rate of compensation increase	3.00 %

Components of net periodic benefit cost for fiscal 2002 are as follows:

Service cost	$ 190,637
Interest cost	25,060
Expected return on plan assets	(39,238)
Amortization of unrecognized transition obligation	10,770
Recognized net actuarial loss	587
Net periodic benefit cost	$ 187,816

Exane, Inc. 2002 Phantom Share Ownership Plan - On January 2, 2002, the Company established a deferred compensation plan. The Exane, Inc. 2002 Phantom Share Ownership Plan (the "Phantom Share Plan") was designed for employees as a method of deferring annual bonus compensation and receiving a return approximating the return results of the Parent's ownership equity. The employees elect to receive Phantom Share Units for which the ultimate value is linked to the unit share price of the Fonds Commun de Placement d'Enterprise named "Actionariat Salarie d'Exane" as created in 2000 under the Exane Employee Share Ownership Plan. The Phantom Share Plan terminates on or after December 31, 2005.

6. COMMITMENTS AND CONTINGENCIES

The Company leases office space with remaining terms of approximately five years. The future minimum lease payments are as follows:

2003	$ 367,552
2004	367,552
2005	306,293
2006 and thereafter	-
	$ 1,041,397

Guarantees - The Company has provided a guarantee to their clearing broker. Under the agreement, the Company has agreed to indemnify the clearing broker for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under these arrangements is not quantifiable. However, the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no contingent liability is carried on the balance sheet for these transactions.

7. FAIR VALUE OF FINANCIAL INSTRUMENTS

Management estimates that the fair value of the financial instruments recognized on the statement of financial condition (including receivables, payables and accrued expenses) approximates their carrying value as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

8. OFF-BALANCE SHEET RISK

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amounts of the transaction. The Company does not anticipate nonperformance by customers or counterparties in the above situations. However, the Company's policy is to monitor its market exposure and counterparty risk.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-l"), which requires the maintenance of minimum net capital. The Company follows the alternative method of computing net capital under Rule 15c3-1 which requires that the Company must maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items, as defined. At December 31, 2002, net capital of $9,290,332 exceeded the required net capital minimum of $250,000 by $9,040,332.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com

Deloitte & Touche

February 23, 2003

Exane, Inc.
527 Madison Avenue
New York, New York 10022

In planning and performing our audit of the financial statements of Exane, Inc. (the "Company") for the year ended December 31, 2002 (on which we issued our report dated February 23, 2003), we considered its internal control, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-3; (3) in complying with the requirements for prompt payment for securities under Securities 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) for determining compliance with the exemptive provisions of Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices and procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following condition involving the Company's internal control structure:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing conditions were considered in determining the nature, timing and extent of audit tests to be applied in our audit of the financial statements, and this report of such condition does not modify our opinion dated February 23, 2003 on such financial statements.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of the Company, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP